
October 13, 2020

Rajeev K. Goel
Chief Executive Officer
PubMatic, Inc.
3 Lagoon Drive, Suite 180
Redwood City, California 94065

> **Re: PubMatic, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 16, 2020**
> **CIK No. 0001422930**

Dear Mr. Goel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Implications of Being an Emerging Growth Company, page 7

1. You disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards; however, on the cover page you have checked the box indicating that you are electing not to use the extended transition period. Please revise the cover page accordingly.

Risk Factors

"Our business depends on our ability to maintain and expand access to valuable ad
impressions...", page 15

2.   You disclose that for the six months ended June 30, 2020, over 20% of your revenue was
       derived from ad impressions sold on your platform from your largest publisher, Verizon
       Media Group. Please revise this risk factor to discuss the material terms of your agreement
       with Verizon Media Group. Specifically, disclose that the agreement automatically
       renews for successive one-year terms and may be terminated by either party upon 60 days
       written notice, and that either party may terminate the agreement for convenience
       immediately upon prior written notice.

"Our business depends on our ability to maintain and expand access to spend from buyers...",
page 15

3.   Please revise this risk factor to disclose the portion of ad impressions purchased on your
       platform by each of The Trade Desk and Google DV360 for the periods covered by your
       financial statements. Also, briefly discuss the material terms of your agreements with
       those demand side platforms, including that either party may terminate the agreements
       upon 30 days written notice.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 65

4.   Disclosures in MD&A and elsewhere in your filing suggest that certain metrics are useful
       when assessing the company's performance. Please tell us what consideration was given
       to quantifying and discussing the changes in the number of ad impressions processed
       through your platform, the number of advertisers per month reached and the revenue per
       impression processed. We refer you to Item 303(a)(3) of Regulation S-K and Section
       III.B.1 of SEC Release No. 33-8350.

Business
Our Market Opportunity, page 78

5.   We note your disclosure that the information regarding your market opportunity is based
       on a 2020 study conducted by Magna Global USA, which you commissioned. Please file
       a consent from Magna as an exhibit to the registration statement or tell us why it is not
       required. Refer to Rule 436 of Regulation C and Section 7 of the Securities Act.

Facilities, page 93

6.   Please file your material leases as exhibits to your registration statement. Refer to Item
       601(b)(10)(ii)(D) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 11 – Stock Option Plans, page F-22

7.   Please provide us with a breakdown of all stock-based compensation awards granted in 2020 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Note 12 – Net Income Per Share and Unaudited Pro Forma Net Income Per Share Attributable to Common Stockholders, page F-24

8.   Please revise page F-25 to disclose the correct calculation of pro forma weighted-average shares outstanding – diluted. In this regard, the reconciliation does not appear to include pro forma weighted-average shares outstanding – basic.

General

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nicolas Dumont